SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 48)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.48 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(128)  News release issued on October 27, 1996.
(a)(129)  Employee update issued on October 27, 1996.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 28, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(128)            News release issued on October 27, 1996         1
(a)(129)            Employee update issued on October 27, 1996      1

                                             Exhibit No. (a)(128)

The following news release was issued on October 27, 1996:


                        WESTERN RESOURCES RECEIVES
                   44 PERCENT OF KCPL SHARES TENDERED

        EXPIRATION EXTENDED TO NOVEMBER 15 AS TENDER OFFER GAINS SPEED

        TOPEKA, Kansas, October 27, 1996 (1:30 p.m. CST) -- Western Resources officials today said the results of their exchange offer, which was scheduled to expire at 5 p.m. EDT Friday, exceeded their expectations.
        "Recognizing this huge response, we have extended the expiration date of our exchange offer to 5 p.m. EST November 15, 1996," said John
     E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "It would be our hope that Kansas City Power & Light's (KCPL) board would meet with us to bring about a friendly merger during the next three weeks as we continue to gain support for our tender offer."
        According to Western Resources, KCPL shareowners, by tendering more than 27.1 million or 44 percent of KCPL outstanding shares, have sent a powerful message to KCPL's executives and board members in support of a Western Resources merger and the value it provides.
        "With only seven weeks of active tender solicitation, we would have been pleased with shares tendered in the 35 percent range," said John
     E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "Clearly, 44 percent of the total shares outstanding is a strong endorsement

p. 2 - MOMENTUM BUILDS
     from KCPL shareowners, and gives us tremendous momentum as we head toward completing the merger.
        Western Resources said it remains hopeful a friendly merger agreement with the KCPL board can be reached. However, based on the
     83.4 percent quorum at KCPL's recent annual shareowner meeting, 44 percent of KCPL shares could elect a majority of the board of directors next spring, which could then effect a friendly merger.
        "There has been more support given to us by KCPL shareowners in the seven weeks we've focused on the exchange offer than the UtiliCorp proposal received in the seven months it was before KCPL shareowners," said Hayes.
        Hayes said KCPL shareowners have expressed surprise and disappointment regarding KCPL management's refusal to talk with Western Resources about a merger.
        "Shareowners have told us repeatedly they want this merger," said Hayes. "It is our hope that 44 percent of the company's shares, speaking with one strong voice, will be the catalyst needed to bring KCPL's board to the table. We remain ready to begin discussions immediately."
        Hayes said Western Resources is committed to seeing this merger through to a successful completion. Harris Trust, Western Resources' exchange agent, will continue to act as a "safe deposit box" for KCPL tendered shares until all conditions to the offer have been satisfied or waived. Until the transaction closes, which is expected in the second half of 1997, KCPL shareowners will continue to own their tendered shares, retaining all voting rights and receiving their KCPL dividends.


        Western Resources (NYSE: WR) is a full-service, diversified energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its unregulated subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.
        For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.


     This news release is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                                   Exhibit No. (a)(129)

The following employee update was issued on October 27, 1996:

October 27, 1996


     WESTERN RESOURCES RECEIVES 44 PERCENT OF KCPL SHARES TENDERED; EXPIRATION EXTENDED TO NOVEMBER 15 AS TENDER OFFER GAINS SPEED

          Western Resources officials today said the results of their exchange offer, which was scheduled to expire at 5 p.m. EDT Friday, exceeded their expectations.
          "Recognizing this huge response, we have extended the expiration date of our exchange offer to 5 p.m. EST November 15, 1996," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "It would be our hope that Kansas City Power & Light's (KCPL) board would meet with us to bring about a friendly merger during the next three weeks as we continue to gain support for our tender offer."
          According to Western Resources, KCPL shareowners, by tendering more than 27.1 million or 44 percent of KCPL outstanding shares, have sent a powerful message to KCPL's executives and board members in support of a Western Resources merger and the value it provides.
          "With only seven weeks of active tender solicitation, we would have been pleased with shares tendered in the 35 percent range," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "Clearly, 44 percent of the total shares outstanding is a strong endorsement from KCPL shareowners, and gives us tremendous momentum as we head toward completing the merger."
          Western Resources said it remains hopeful a friendly merger agreement with the KCPL board can be reached. However, based on the 83.4 percent quorum at KCPL's recent annual shareowner meeting, 44 percent of KCPL shares could elect a majority of the board of directors next spring, which could then effect a friendly merger.
          "There has been more support given to us by KCPL shareowners in the seven weeks we've focused on the exchange offer than the UtiliCorp proposal received in the seven months it was before KCPL shareowners," said Hayes.
          Hayes said KCPL shareowners have expressed surprise and disappointment regarding KCPL management's refusal to talk with Western Resources about a merger.
          "Shareowners have told us repeatedly they want this merger," said Hayes. "It is our hope that 44 percent of the company's shares, speaking with one strong voice, will be the catalyst needed to bring KCPL's board to the table. We remain ready to begin discussions immediately."
          Hayes said Western Resources is committed to seeing this merger through to a successful completion. Harris Trust, Western Resources' exchange agent, will continue to act as a "safe deposit box" for KCPL tendered shares until all conditions to the offer have been satisfied or waived. Until the transaction closes, which is expected in the second half of 1997, KCPL shareowners will continue to own their tendered shares, retaining all voting rights and receiving their KCPL dividends.

     This employee update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.